Astera Labs, Inc.

2901 Tasman Drive, Suite 205

Santa Clara, California 95054

VIA EDGAR

March 18, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Jennifer Angelini
Sarah Sidwell
Kevin Stertzel
Andrew Blume

Re:	Astera Labs, Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-277205

Requested Date: March 19, 2024
Requested Time: 4:00 P.M. Eastern Time

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Astera Labs, Inc. (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to the “Requested Date” and “Requested Time” set forth above, or such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”). In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Bradley Weber at (650) 752-3226. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Bradley C. Weber.

Under separate cover, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, as representatives of the underwriters, will send the Commission a letter joining in this request for acceleration of the effective date and time. The representatives will also provide you with information with respect to clearance from the Financial Industry Regulatory Authority prior to the effective date.

[Signature page follows]

If you have any questions regarding this request, please contact Bradley Weber of Goodwin Procter LLP at (650) 752-3226.

Sincerely,

ASTERA LABS, INC.

By:	/s/ Jitendra Mohan
Name:	Jitendra Mohan
Title:	Chief Executive Officer

cc:	Bradley C. Weber, Goodwin Procter LLP
Julia R. White, Goodwin Procter LLP
John Hutar, Goodwin Procter LLP
Heidi E. Mayon, Simpson Thacher & Bartlett LLP